Exhibit 99.1

EXTERRAN PARTNERS, L.P.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the year ended December 31, 2011

(In thousands, except per unit amounts)

	Exterran Partners, L.P. Historical	June 2011 Contract Operations Acquisition	Adjustments		Exterran Partners, L.P. Pro Forma
Revenues:
Revenue — third parties	$307,243	$25,810	$—		$333,053
Revenue — affiliates	1,031	—	(13	)(A)	1,018

Total revenues	308,274	25,810	(13)		334,071

Costs and expenses:
Cost of sales (excluding depreciation and amortization) — affiliates	162,925	12,517	(13	)(A)	173,198
			(2,231	)(B)
Depreciation and amortization	67,930	7,855	—		75,785
Fleet impairment	1,060	—	—		1,060
Selling, general and administrative — affiliates	39,380	1,889	1,304	(C)	42,573
Interest expense	30,400	—	2,048	(D)	32,448
Other (income) expense, net	(392)	—	—		(392)

Total costs and expense	301,303	22,261	1,108		324,672

Income before income taxes	6,971	3,549	(1,121)		9,399
Income taxes	918	—	57	(E)	975

Net income	$6,053	$3,549	$(1,178)		$8,424

General partner interest in net income	$3,005				$3,054

Common units interest in net income	$2,723				$4,797

Subordinated units interest in net income	$325				$573

Weighted average common units outstanding:
Basic	31,390				31,390

Diluted	31,403				31,403

Weighted average subordinated units outstanding:
Basic	3,747				3,747

Diluted	3,747				3,747

Earnings per common unit:
Basic	$0.09				$0.15

Diluted	$0.09				$0.15

Earnings per subordinated unit:
Basic	$0.09				$0.15

Diluted	$0.09				$0.15

The accompanying notes are an integral part of this unaudited pro forma consolidated financial statement.

EXTERRAN PARTNERS, L.P.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENT

1. Basis of Presentation and the June 2011 Contract Operations Acquisition

The unaudited pro forma consolidated statement of operations is derived from the consolidated financial statements of the Partnership and the combined financial statements of the June 2011 Contract Operations Acquisition. The pro forma adjustments have been prepared as if the transaction, as described below, had taken place as of January 1, 2011.

The pro forma financial statements reflect the following transaction:

As related to the June 2011 Contract Operations Acquisition:

•	our acquisition in June 2011 of certain contract operations customer service agreements, compression equipment and a natural gas processing plant from Exterran Holdings;

•	our assumption of $159.4 million of Exterran Holdings’ long-term debt;

•	our payment of $62.2 million in cash to Exterran Holdings; and

•	our issuance of approximately 51,000 general partner units to our general partner.

2. Pro Forma Adjustments and Assumptions

(A) Reflects the reversal of intercompany lease revenue and intercompany lease expense recorded related to units included in the June 2011 Contract Operations Acquisition that Exterran Holdings leased from us.

(B) Reflects the reversal of intercompany lease expense recorded related to units included in the June 2011 Contract Operations Acquisition that we leased from Exterran Holdings.

(C) Reflects an allocation of $1.3 million of selling, general and administrative (“SG&A”) expenses of Exterran Holdings in connection with the June 2011 Contract Operations Acquisition, that would have been incurred if the transaction had taken place as of January 1, 2011. SG&A expenses in this adjustment include only the allocation of indirect expenses and have been allocated to us based on the percentage of total horsepower of compressor units acquired in the transaction to total horsepower of Exterran Holdings and our compressor units in accordance with the Omnibus Agreement.

(D) Reflects interest expense of $2.0 million on borrowings of $159.9 million under our revolving credit facility in connection with the June 2011 Contract Operations Acquisition, that would have been incurred if the transaction had taken place as of January 1, 2011. Interest expense in this adjustment is based on an average rate of one-month LIBOR of 0.24% plus the applicable margin of 2.5%. A one percentage point increase or decrease in interest rates would result in an increase or decrease in interest related to the June 2011 Contract Operation Acquisition of $0.7 million for the year ended December 31, 2011.

(E) Reflects additional taxes for the year ended December 31, 2011 of $0.1 million, in connection with the June 2011 Contract Operations Acquisition, that we would have incurred under the Texas margins tax related to the contract operations service agreements acquired from Exterran Holdings in the transaction. Note that a 10% increase or decrease in the apportionment factor used to calculate the margin tax expense for the unaudited pro forma consolidated statement of operations presented herein would not have a material impact on the amount of such tax expense.

3. Pro Forma Net Income Per Limited Partner Unit

Pursuant to the partnership agreement, to the extent that the quarterly distributions exceed certain targets, the general partner is entitled to receive certain incentive distributions that will result in more net income proportionately being allocated to the general partner than to the holders of common and subordinated units. There was no additional pro forma reduction of net income allocable to our limited partners, including the amount of additional incentive distributions that would have occurred for the year ended December 31, 2011.